Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 27, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 27, 2006, entitled "Statoil: annual overview".

Statoil: annual overview

The issuers of publicly listed negotiable securities are required to submit to the stock exchange an annual overview of information that the company has made available to the general public, cf. section 5-2, fifth paragraph, of the Norwegian Stock Exchange Regulations.

The annual overview for Statoil (OSE: STL, NYSE: STO) is enclosed on www.newsweb.no.

STATOIL ASA (Registrant)
Dated: April 27, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer